Exhibit 99.7

Management’s Responsibility for Financial Information

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Franco-Nevada maintains adequate systems of internal accounting and administrative controls, consistent with reasonable costs. Such systems are designed to provide reasonable assurance that the Company’s assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable.

The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis of financial results.

The Audit and Risk Committee is composed of three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit and Risk Committee also reviews the consolidated financial statements, the management’s discussion and analysis of financial results, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit and Risk Committee.

/s/ David Harquail	/s/ Alex Morrison
David Harquail	Alex Morrison
Chief Executive Officer	Chief Financial Officer

March 23, 2010

Auditors’ Report

To the Shareholders of Franco-Nevada Corporation

We have audited the consolidated balance sheets of Franco-Nevada Corporation (the Company) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

March 23, 2010

Franco-Nevada Corporation

Consolidated Balance Sheets

(in thousands of US dollars, except share amounts)

	December 31,	December 31,
	2009	2008
Assets
Cash and cash equivalents (Note 3)	$122,649	$73,249
Short-term investments (Note 4)	377,480	141,576
Royalty receivables	26,789	22,866
Prepaid expenses and other	13,263	10,674
Current assets	540,181	248,365

Royalty interests in mineral properties, net (Note 5)	958,160	806,228
Interests in oil and gas properties, net (Note 6)	390,540	361,645
Investments (Note 4)	106,575	68,683
Future income taxes (Note 11)	19,305	14,826
Other	6,130	4,039
Total assets	$2,020,891	$1,503,786

Liabilities
Accounts payable and accrued liabilities	$9,481	$9,310
Current liabilities	9,481	9,310

Future income taxes (Note 11)	81,142	60,877
Total liabilities	90,623	70,187

Shareholders’ Equity (Note 12)
Common shares, unlimited common shares authorized without par value; issued and outstanding 112,123,500 common shares at December 31, 2009 (100,300,000 at December 31, 2008)	1,848,923	1,549,410
Contributed surplus	51,975	26,380
Retained earnings (deficit)	38,135	(14,512)
Accumulated other comprehensive loss	(8,765)	(127,679)
Total shareholders’ equity	1,930,268	1,433,599

Total liabilities and shareholders’ equity	$2,020,891	$1,503,786

Commitments (Note 15)

Subsequent Events (Note 16)

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands of US dollars, except per share amounts)

	For the Years Ended December 31,
	2009	2008
Revenue
Mineral royalties	$96,251	$95,746
Oil and gas royalties and working interests	27,730	54,847
Change in fair value - Palmarejo (Note 7(a))	73,412	––
Change in fair value - Other derivative assets (Note 7(b))	1,570	––
Dividends	765	448
Total revenue	199,728	151,041

Costs and expenses
Costs of operations	6,637	8,137
General and administrative	10,381	9,772
Business development	2,243	1,409
Depreciation and depletion	88,945	87,525
Write-down on investments	239	6,454
Write-down on mineral royalty interest	––	2,034
Stock-based compensation expense (Note 12(b))	4,150	4,073
Total costs and expenses	112,595	119,404

Operating income	87,133	31,637
Interest income	1,887	5,323
Interest expense and other	(1,729)	(1,745)
Gain on sale of investments	446	––
Other Income	3,146	––
Foreign exchange gain	7,755	795
Income before income taxes	98,638	36,010

Income tax (expense) recovery (Note 11)	(17,759)	4,337
Net income	$80,879	$40,347

Other comprehensive income (loss):
Unrealized change in market value of securities, net of income tax	$21,474	$(1,599)
Unrealized foreign exchange gain (loss), net of income tax	(40,992)	34,090
Currency translation adjustment	146,187	(170,027)
	126,669	(137,536)
Total comprehensive income (loss)	$207,548	$(97,189)

Basic earnings per share (Note 13)	$0.76	$0.41
Diluted earnings per share (Note 13)	$0.75	$0.41
Basic weighted average shares outstanding (Note 13)	106,683	98,006
Diluted weighted average shares outstanding (Note 13)	107,799	98,593

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in thousands of US dollars, except share amounts)

	For the Years Ended December 31,
	2009	2008
Cash flows from operating activities
Net income	$80,879	$40,347
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	88,945	87,525
Write-down on mineral royalty interest	––	2,034
Write-down on investments	239	6,454
Unrealized change in fair value - Palmarejo	(54,589)	––
Unrealized change in fair value - Other	(1,570)	––
Other non-cash items	69	1,396
Future income tax expense	10,918	(9,421)
Non-cash stock-based compensation expense	4,150	4,073
Unrealized foreign exchange gain	(432)	(361)
Changes in non-cash assets and liabilities:
Increase in royalty receivables	(3,923)	(19,585)
Increase in prepaid expenses and other	(2,589)	(8,888)
Increase in accounts payable and accrued liabilities	171	5,393
Net cash provided by operating activities	122,268	108,967

Cash flows from investing activities
Proceeds on sale of short-term investments	221,162	––
Purchase of short-term investments	(453,681)	(144,662)
Acquisition of royalty interests in mineral properties	(130,871)	(103,500)
Acquisition of royalty interests in oil & gas properties	(100)	––
Proceeds on sale of investments	3,022	––
Proceeds from call option	918	––
Purchase of investments	(2,181)	(14,076)
Purchase of oil and gas well equipment	(3,179)	(2,892)
Purchase of property and equipment	(23)	(642)
Net cash used in investing activities	(364,933)	(265,772)

Cash flows from financing activities
Net proceeds from issuance of common shares	313,285	260,062
Proceeds from exercise of stock options	4,490	––
Payment of dividends	(28,232)	(21,780)
Net cash provided by financing activities	289,543	238,282
Effect of exchange rate changes on cash and cash equivalents	2,522	(21,122)
Net increase in cash and cash equivalents	49,400	60,355
Cash and cash equivalents at beginning of year	73,249	12,894
Cash and cash equivalents at end of year	$122,649	$73,249

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$500	$517
Income taxes paid during the year	$6,116	$12,948

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except share amounts)

	2009	2008
Share capital
Balance, January 1	$1,549,410	$1,310,171
Shares issued on Unit Offering and Over-Allotment exercise	293,799	239,239
Exercise of stock options	4,490	––
Transfer from contributed surplus on exercise of stock options	1,224	––
Balance, December 31	$1,848,923	$1,549,410

	Number	Number
Share capital
Balance, January 1	100,300,000	88,800,000
Shares issued on Unit Offering and Over-Allotment exercise	11,500,000	11,500,000
Exercise of share purchase warrant	1	––
Exercise of stock options	323,499	––
Balance, December 31	112,123,500	100,300,000

Contributed surplus
Balance, January 1	$26,380	$105
Value of warrants on Unit Offering	22,669	22,786
Recognition of non-cash compensation expense	4,150	3,489
Transfer to share capital on exercise of stock options	(1,224)	––
Balance, December 31	$51,975	$26,380

Retained earnings (deficit)
Balance, January 1	$(14,512)	$(33,079)
Dividends	(28,232)	(21,780)
Net income for the year ended December 31	80,879	40,347
Balance, December 31	$38,135	$(14,512)

Accumulated other comprehensive loss
Balance, January 1	$(127,679)	$9,857
Other comprehensive income (loss) for the year ended December 31	126,669	(137,536)
Realized foreign exchange gain	(7,755)	––
Balance, December 31	$(8,765)	$(127,679)

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share amounts)

Note 1 - Nature of Operations

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, investments and other assets. The royalty portfolio holds over 300 royalty interests diversified over a range of commodities and by stage from exploration through to production.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in United States (“US”) dollars. References herein to C$ are to Canadian dollars.

Measurement Uncertainty

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at each financial statement date and the reported amounts of revenue and expenses for each reporting period. The use of estimated resource prices and operators’ estimates of proven and probable reserves, production and production costs (including capital, operating and reclamation costs) related to the Company’s royalties are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty interests and the assessment of the recoverability of the carrying value of royalty interests. Actual results could differ significantly from these estimates.

Translation of Foreign Currency

The reporting currency for the consolidated financial statements is the US dollar. Monetary and non-monetary assets and liabilities of the entities whose functional currency is not the US dollar are translated to US dollars at the exchange rate in effect on the date of the consolidated balance sheet with the resulting translation adjustments recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Income and expenses are translated at the average exchange rate during the reporting period.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, royalty receivables, investments, accounts payable and accrued liabilities. The fair values of the Company’s financial instruments, except for available-for-sale investments, approximate their carrying amounts due to the short maturities of these instruments. As at December 31, 2009, cash and cash equivalents consist of Canadian and US treasury bills and highly-liquid corporate bonds with maturities at the date of purchase of three months or less. As at December 31, 2009, cash was held in interest-bearing cash accounts with various financial institutions.

Available-for-Sale Investments

Investments in securities that management does not have the intent to sell in the near term and that have readily determinable fair values are classified as available-for-sale securities. Transaction costs associated with the acquisition of available-for-sale securities are directly attributable to the initial carrying value of the investment. Unrealized gains and losses on these securities are recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity, except that declines in market value that are judged to be other than temporary are recognized in determining net income. When securities are sold, the realized gains and losses on those securities are included in determining net income. When available-for-sale securities cannot be valued in reference to public markets, these securities are carried at cost.

Interests in Mineral and Oil and Gas Properties

Royalty interests in mineral and oil and gas properties include acquired royalty interests in production, development and exploration stage properties. Royalty interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. As at December 31, 2009, two of the Company’s royalty interests in mineral properties are classified as derivative instruments which are adjusted to their fair values at each balance sheet date. The Company’s remaining royalty interests in mineral and oil and gas properties are all considered to be tangible assets.

Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties.

Acquisition costs of development and exploration stage mineral royalty interests are not depleted until such time as royalty-generating production begins. The Company may receive advanced minimum royalty payments prior to the commencement of production on some of its mineral and oil and gas properties. In these circumstances, the Company would record a depletion expense based on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum royalty payment received.

Working Interests in Oil and Gas Properties

Working interests are accounted for using the full cost method of accounting. All costs of acquiring, exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition, geological and geophysical costs, carrying charges of unproven properties and the costs of drilling both productive and non-productive wells. For each oil and gas property in which the Company has a working interest, the Company bears its proportionate share of the gross costs based on information received from the operator.

Capitalized costs are accumulated on a country-by-country basis and are amortized and depleted using the units-of-production method, which is estimated using available estimates of proven reserves specifically associated with the oil and gas properties. Acquisition costs of development and exploration stage working interests are not depleted until such time as production begins.

Impairment of Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying value of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the owner that could affect the future recoverability of the Company’s royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated undiscounted future cash flows.

Revenue Recognition

Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared or received.

Cost of Operations

Cost of operations includes various mineral and oil and gas production taxes that are recognized with the related royalty revenues and the Company’s share of the gross costs and production taxes for the working interests in the oil and gas properties.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recorded at the estimated income tax rates payable for the current year. Future income tax assets and liabilities are recorded for temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net future income tax liability or net future income tax asset for the Company at the end of each period, which is measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company derives the future income tax expense or recovery by recording the change in the net future income tax liability or net future income tax asset balance for the year.

The Company’s future income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of future income tax assets when management believes, based on the weight of available evidence, it is more likely than not that a portion or all of the future income tax asset will not be realized.

Stock-based Compensation

Stock Options

The Company may issue stock-based compensation to directors, employees and external parties under the terms of its stock option plan. The Company expenses the fair value of stock-based compensation over the applicable vesting period.

The Company applies the fair value method for incentive stock options granted to directors, officers and employees. The Company measures the fair value of these awards at the date of grant using the Black-Scholes option pricing valuation model. Compensation expense is recognized on a straight-line basis over the vesting period of the stock options. For stock options that are forfeited prior to vesting, the Company credits compensation expense in the period in which the forfeiture occurred.

Any consideration paid upon the exercise of the stock options or purchase of shares is credited to share capital.

Deferred Share Units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date.

Restricted Stock Units

The Company may grant restricted stock units to officers and employees under the terms of its restricted stock unit plan. The Company determines the fair value of the restricted stock units once the performance conditions associated with these awards can reasonably be estimated. The Company expenses the fair value of the restricted stock units over the applicable vesting period.

Financing Charges

Costs associated with establishing debt facilities are deferred and amortized over the term of the debt facility.

Operating Segments

The Company manages its business under a single operating segment, consisting of resource sector royalty acquisition and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

Earnings per Share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents.

For the year ended December 31, 2009, 1,115,225 “in-the-money” stock options were included in the diluted weighted average shares outstanding using the treasury stock method. 11,499,999 outstanding warrants, 316,436 Special Warrants and 47,215 RSU’s were not included in the diluted weighted average shares as the exercise price of the warrants exceeded the weighted average share price during the year ended December 31, 2009 and the necessary conditions for exercise and vesting had not been met as at December 31, 2009 for the Special Warrants and RSUs, respectively.

Accounting Changes and Recent Pronouncements

(a) EIC 173

In January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) released EIC 173 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The Company has included counterparty risk and credit risk assessments in the fair value estimates for its financial assets and liabilities, most notably in its estimate of the value of derivative assets. Adoption of EIC 173 did not have a significant impact on the Company’s financial statements for the year ended December 31, 2009.

(b) Section 3862 - Financial Instruments - Disclosures

In May 2009, the Accounting Standards Board (“AcSB”) has amended CICA Handbook Section 3862, “Financial Instruments -Disclosures” (“Section 3862”) to require additional disclosures of the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement. The amendments are applicable for years ending after September 30, 2009 and are harmonized with disclosures currently required under US GAAP. The Company has added these additional disclosures to Note 8 - Financial Instruments.

Recent Pronouncements

(a) Section 1582 - Business Combinations

In 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”. These sections will require that non-controlling interests be presented as part of shareholders’ equity on the balance sheet and the controlling parent to present 100% of the subsidiary’s results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted.

(b) International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises. As a result, Franco-Nevada will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

Note 3 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

At December 31,	2009	2008
Cash deposits	$10,229	$61,215
Term deposits	4,006	—
Treasury bills	28,944	—
Canadian federal and provincial government bonds	79,470	—
Corporate bonds	—	12,034
	$122,649	$73,249

During the year ended December 31, 2009, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $20,789, net of income taxes of $788, being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity. During the year ended December 31, 2008, the US dollar had strengthened relative to the Canadian dollar which resulted in unrealized foreign exchange gains of $14,261, net of income taxes of $2,662, being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 4 - Investments

The following table summarizes the Company’s investments as at December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008
Short-term investments:
Canadian dollar denominated treasury bills	$241,294	$59,714
US dollar denominated treasury bills	136,086	81,762
Certificate of deposit	100	100
Total short-term investments	$377,480	$141,576
Long-term investments:
Investment in Falcondo	28,668	24,500
Newmont Exchangeable Shares	42,602	36,519
Other	35,305	7,664
	$106,575	$68,683

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills, corporate bonds and a certificate of deposit during the year ended December 31, 2009. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value which approximates their carrying values.

As at December 31, 2009, the market value of the Canadian treasury bills decreased from the date of purchase and an unrealized loss of $635 (2008 - gain of $186), net of income taxes of $113 (2008 - $36), was recognized in accumulated other comprehensive income (loss).

Investment in Falcondo

The Company owns 121,729, or 4.1%, of the outstanding common shares in Falcondo, a non-public entity which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant producing ferronickel in the Dominican Republic. This investment has been designated as an available-for-sale security and is recorded at cost.

As at December 31, 2008, the fair value of this investment had decreased which management assessed to be an other-than-temporary decline and, as a result, an impairment of $4,221 was included in the statement of operations and comprehensive income (loss).

Newmont Exchangeable Shares

The Company owns 896,210 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

As at December 31, 2009, the Canadian dollar market value of the Exchangeable Shares decreased compared to the value at December 31, 2008 and an unrealized net gain of $154 (2008 - $981), net of an income tax recovery of $273 (2008 - income tax expense of $76) was recognized in accumulated other comprehensive income (loss).

On October 5, 2009, the Company wrote a European call option on all of its Newmont Exchangeable Shares. The option had a $52.00 per share strike price and an expiry of January 15, 2010. The total call premium received was $918 being recorded as a deferred liability and was marked-to-market at December 31, 2009. A mark-to-market gain of $714 was recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2009. The call options expired unexercised on January 15, 2010.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at December 31, 2009, the market value of these investments increased compared to their values at December 31, 2008, and an unrealized gain of $21,955 (2008 - loss of $2,765), net of taxes of $2,708 (2008 - $439), was recognized in accumulated other comprehensive income (loss).

During the year ended December 31, 2009, the market value of certain of its investments experienced a decline which management assessed to be other-than-temporary and, as a result, a write-down of $239 (2008 - $2,233) has been included in the statement of operations and comprehensive income (loss).

Note 5 - Royalty Interests in Mineral Properties

The following tables summarize the Company’s interests in mineral properties as at December 31, 2009 and 2008, respectively:

			December 31, 2009
	Cost/Carrying		Accumulated
	Value		depletion	Net
Operating Royalty Interests
Goldstrike	$248,467		$(65,872)	$182,595
Stillwater	224,901		(14,847)	210,054
Gold Quarry	103,621		(9,391)	94,230
Other	184,406		(38,741)	145,665
	761,395	(1)	(128,851)	632,544
Palmarejo (2)	135,135		—	135,135
Development Stage Royalty Interests	160,075		—	160,075
Other	30,406		—	30,406
Total	$1,087,011		$(128,851)	$958,160

(1)          Includes amount of $31,794 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

(2)          Palmarejo is recorded at fair value as discussed in Note 7(a).

			December 31, 2008
			Accumulated
	Cost		depletion	Net
Operating Royalty Interests
Goldstrike	$242,534		$(37,966)	$204,568
Stillwater	219,531		(7,314)	212,217
Gold Quarry	103,620		—	103,620
Other	147,622		(24,874)	122,748
	713,307	(1)	(70,154)	643,153
Development Stage Royalty Interests	132,673		—	132,673
Other	30,402		—	30,402
Total	$876,382		$(70,154)	$806,228

(1)          Includes amount of $178,700 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike Mining Complex (the “Goldstrike Complex”) located in Nevada. The Goldstrike Complex is comprised of: (i) the Betze-Post open pit mine; and (ii) the Meikle and Rodeo underground mines. Barrick Gold Corporation (“Barrick”) is the operator of each of these mines. The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation. The NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

Stillwater Complex

The Company owns a 5% net smelter return (“NSR”) royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana. The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex. The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly. The Stillwater Complex is operated by Stillwater Mining Company.

Palmarejo

On January 21, 2009, the Company acquired a 50% gold royalty stream in the Palmarejo silver and gold project (the “Palmarejo Project”) in Mexico from Coeur d’Alene Mines Corporation. (See Note 7(a) - Derivative Assets).

Gold Quarry

The Company owns a 7.29% net smelter return (“NSR”) royalty interest on the Gold Quarry Royalty Property. The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont’s Carlin Trend Complex located 40 miles west of Elko, Nevada.

Acquisitions

On December 10, 2009, the Company acquired additional royalty interests on the Marigold Mine property for $20,000. The royalty interests include (i) a 50% interest in a 5-8% gold-indexed sliding scale royalty; (ii) a 50% interest in a 3% net smelter return (“NSR”) royalty; which together cover portions of the Terry Zone, East Hill, Red Hill and Targets deposits at the Marigold Property; and (iii) a 100% interest in a 3% NSR on mining claims which lie immediately adjacent to the southeast corner of the Marigold Mine and are leased to another mining company. The Marigold Mine is currently operated through a joint venture between Goldcorp Inc. and Barrick Gold Corporation.

On November 20, 2009, the Company acquired a 20% undivided interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika, for $13,000 from Moydow Mines International Inc. (“Moydow”). (See Note 16 (b) - Subsequent Events).

On October 29, 2009, the Company acquired for A$20,000 a 0.375% gross royalty on nickel production over two tenement packages in Western Australia; including the operating Mt Keith mine operated by BHP Billiton Nickel West Pty Ltd.

Other

During the year ended December 31, 2008, the Company wrote down the value of one of its interests in an exploration property located in Australia by $2,034 to reflect the fair value of this royalty interest.

Note 6 - Interests in Oil and Gas Properties

The following tables summarize the Company’s interests in oil and gas properties as at December 31, 2009 and 2008, respectively:

			December 31, 2009
			Accumulated
	Cost		depletion	Net
Operating Interests
Edson	$143,854		$(18,885)	$124,969
Weyburn/Midale	91,964		(17,142)	74,822
Other	84,112		(15,635)	68,477
	$319,930	(1)	$(51,662)	$268,268
Development Stage Interests	23,183		—	23,183
Exploration Stage Interests	99,089		—	99,089
Total	$442,202		$(51,662)	$390,540

(1)          Includes amount of $76,559 allocated to value beyond proved reserves which will be included in the depletion calculation once material is converted into proved reserves.

			December 31, 2008
			Accumulated
	Cost		depletion	Net
Operating Interests
Edson	$122,942		$(6,579)	$116,363
Weyburn/Midale	78,595		(5,345)	73,250
Other	71,909		(4,257)	67,652
	273,446	(1)	(16,181)	257,265
Development Stage Interests	19,721		—	19,721
Exploration Stage Interests	84,659		—	84,659
Total	$377,826		$(16,181)	$361,645

(1)          Includes amount of $65,430 allocated to value beyond proven reserves which will be included in the depletion calculation once material is converted into proven reserves.

Edson

The Edson Property is located in Alberta, Canada. The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd.

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc. The Company holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third-party.

Midale

The Company holds a 1.594% working interest and a 1.175% royalty interest in the Midale Unit. Apache Canada Ltd. is the current Unit operator. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

Working Interests

As at December 31, 2009, the carrying values of the working interests associated with the Weyburn and Midale Units were $52,903 (2008 - $50,215) and $11,028 (2008 - $10,843), respectively.

As at December 31, 2009:

•    The Company did not capitalize any of its head office general and administrative costs; and

•    Oil and gas working interest properties include $Nil in respect of properties which have been excluded from depletion calculations.

The prices used in the ceiling test evaluation of the Company’s oil and gas reserves were:

Oil and Gas Liquids
$US/Bbl
2010	75.07
2011	77.11
2012	79.10
2013	81.02
2014	83.82
Average thereafter	91.91

Note 7 - Derivative Assets

a) Palmarejo Gold Royalty Stream

On January 21, 2009, the Company acquired a 50% gold royalty stream in the Palmarejo silver and gold project in Mexico from Coeur d’Alene Mines Corporation (“Coeur”) for a total cash consideration of $75,000 and contingent consideration of 316,436 special warrants.

The 50% interest in the gold produced from the Palmarejo Project is payable on the difference between the spot gold price and $400 (four hundred dollars) per ounce, increasing by 1% per annum after the fourth anniversary of closing. The Company is paid based on the greater of (i) 50% of actual gold production and (ii) a minimum amount. The minimum royalty consists of 4,167 ounces per month until payments have been made on a total of 400,000 ounces (the “MR”), following which the Company will be paid based on 50% of actual gold production.

The cash consideration of $75,000 has been allocated entirely to the MR. The special warrants are exercisable, without additional consideration, into 316,436 Franco-Nevada common shares following the achievement by the Palmarejo Project of certain time-based completion tests which must be met prior to September 15, 2010. The special warrants meet the criteria for contingent consideration. As the outcome of these time-based completion tests remains uncertain, their value has not been included in the purchase price of the Palmarejo Project.

Pursuant to Canadian GAAP, the Company has determined that the Palmarejo MR contract meets the definition of a derivative asset and, as such, must record the MR at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). As cash payments are received under this agreement, they are included with the change in the fair value of the MR at each balance sheet date in the statement of operations and comprehensive income (loss).

For the year ended December 31, 2009, the fair value of the MR has been determined using a discounted cash flow valuation model using gold forward curve prices. As at December 31, 2009, the valuation model was updated for the current gold forward curve prices and actual production paid to the Company under the MR during the year ended December 31, 2009, and resulted in a fair value gain of $54,589 for the year ended December 31, 2009. This fair value gain, along with royalty receipts from Palmarejo of $18,823, representing 30,613 ounces of gold, during the year ended December 31, 2009 is included in the consolidated statements of operations and comprehensive income (loss) as “Change in fair value - Palmarejo”.

Palmarejo Gold Royalty Stream	2009	2008
Royalty receipts	$18,823	$—
Change in fair value - MR	54,589	—
Change in fair value - Palmarejo	$73,412	$—

b) Other derivative assets

The Company acquired an additional royalty interest for $4,000 on May 21, 2009. The royalty agreement includes a minimum royalty clause, which consists of a minimum of 100 ounces (one hundred) per month until payments have been made on a total of 8,000 (eight thousand) ounces. This minimum royalty meets the definition of a derivative asset under Canadian GAAP. The Company has allocated the $4,000 purchase price to the minimum royalty and as such, must record the minimum royalty at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and comprehensive income (loss). For the year ended December 31, 2009, the Company recorded a change in fair value of $1,570 related to this minimum royalty resulting from an increase in the gold forward curve prices at December 31, 2009. There were no cash receipts from this royalty interest during the year ended December 31, 2009.

Note 8 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, royalty receivables, other receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of royalties classified as derivative instruments is determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of the covered call option was determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs.

Fair Value of Derivative Instruments

At December 31, 2009	Balance Sheet Classification	Fair Value
Derivative Assets:
Royalty interests	Royalty interests in mineral properties	$141,223
Derivative Liability:
Covered call option	Accounts payable and accrued liabilities	$204

The Company did not hold any derivative instruments as at December 31, 2008.

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in US GAAP. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009 include:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$—	$122,649	$—	$122,649
Short-term investments	—	377,480	—	377,480
Investments(1)	75,537	937	—	76,474
Royalty interests in mineral properties, treated as derivative	—	—	141,223	141,223
Covered call option	—	(204)	—	(204)
	$75,537	$500,862	$141,223	$717,622

(1) Investments exclude $30,101 of investments which are recorded at cost.

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprises of Canadian and US treasury bills, and highly-liquid corporate bonds.

b) Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty interests treated as derivative assets

The fair value of royalty interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management’s best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

e) Covered call option

The fair value of the covered call option is determined using an option-pricing model that utilizes a combination of inputs including quoted market prices and market-corroborated inputs and therefore are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company’s Level 3 fair value measurements from December 31, 2008 to December 31, 2009:

Fair value measurement using Level 3 inputs

Royalty Interests Classified as Derivatives

Balance on December 31, 2008	$—
Acquisitions	79,000
Impact of foreign exchange translation	6,064
Gain included in net income	56,159
Balance on December 31, 2009	$141,223

Fair Value of Financial Instruments

	2009		2008
	Carrying	Estimated fair	Carrying	Estimated fair
At December 31,	amount	value	amount	value
Financial assets
Cash and cash equivalents(1)	$122,649	$122,649	$73,249	$73,249
Short-term investments(1)	377,480	377,480	141,576	141,576
Royalty receivables(1)	26,789	26,789	22,866	22,866
Investments(2)	76,474	76,474	48,183	48,183
	$603,392	$603,392	$281,874	$281,874
Financial liabilities
Accounts payable and accrued liabilities(1)	$9,481	$9,481	$9,310	$9,310
	$9,481	$9,481	$9,310	$9,310

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $30,101 (2008 - $24,500) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

Financial Risk Management

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from the various royalty properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest-bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate and credit risk related to those financial assets.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yields.

Commodity Price Risk

The Company’s royalties are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Canadian dollar net proceeds from the Unit Offering discussed in Note 12(a) are invested in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 50% to 50% as at December 31, 2009. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2009, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment gain of $146,187 in accumulated other comprehensive income (loss) (2008 - loss of $170,027).

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the proceeds from the Unit Offering continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $4,650, or $0.04 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $1,570 per year (assuming the proceeds from the Unit Offering continue to be invested in the same investments as currently exist). As at December 31, 2009, the Company had no outstanding debt under its revolving credit facility (See Note 10 - Revolving Term Credit Facility).

Credit Risk

Credit risk relates to cash and cash equivalents, short-term investments, royalty receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard and Poors. As at December 31, 2009, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving term credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2009, $500,129 was held in either cash and cash equivalents or highly-liquid investments (2008 - $214,825). All of the Company’s financial liabilities are due within one year.

Note 9 - Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource royalty portfolio while ensuring capital protection. The Company’s royalty portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by natural resource operators. Maintaining and managing a diversified, high-margin royalty portfolio with low overheads provides the free cash flow required to fuel organic growth.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009 compared to the prior year. The Company is not subject to material externally imposed material capital requirements.

As at December 31, 2009, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $500,129 (2008 - $214,825), available-for-sale long-term investments totaling $106,575 (2008 - $68,683), together with an unused $150,000 revolving term credit facility, all of which are available for growing the royalty portfolio and paying dividends. On January 19, 2010, the Company closed an amendment to its revolving credit facility which increased the amount available thereunder to $175,000. (See Note 10 - Revolving Term Credit Facility).

Note 10 - Revolving Term Credit Facility

On January, 19, 2010, the Company closed an amendment to its revolving credit facility (the “Amended Credit Facility”) which provides for the availability over a three-year period for up to $175,000, or the Canadian dollar equivalent, in borrowings. The Company has the option of requesting, during a period of time surrounding each anniversary date, an additional one-year extension of the maturity of the Amended Credit Facility. This request requires the approval of a majority of the lending syndicate.

Advances under the amended facility can be drawn as follows:

US dollars

• Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 1.25%  and 2.00%  per annum depending upon the Company’s leverage ratio; or

• LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 2.25%  and 3.00%  per annum, depending on the Company’s leverage ratio;

Canadian dollars

• Prime rate advances with interest payable monthly at the BMO prime rate, plus between 1.25%  and 2.00%  per annum, depending on the Company’s leverage ratio; or

• Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 2.25%  and 3.00%,  depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice.

Borrowings under the Amended Credit Facility are guaranteed by the Company’s subsidiaries and the Company is required to maintain the security which is currently in place over certain of the Company’s assets. Such security is in the form of general security interests or floating charges, specific pledges, fixed charges or mortgages depending upon the nature and jurisdiction of individual assets being secured.

The Amended Credit Facility is subject to a standby fee of 0.5625% to 0.750% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility.

The Company incurred $2,000 of Amended Credit Facility issuance costs, which, along with the remaining unamortized balance of $939 related to the original credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility.

As at December 31, 2009, there were no amounts outstanding under the Amended Credit Facility and the prime and base rates in effect were 2.25% and 3.75%, respectively.

For the period ended December 31, 2009, the Company recognized debt issuance cost amortization expense of $638 (2008 - $689) and $500 (2008 - $517) of standby and administrative fees which was based on a standby rate of 0.30% to 0.45% in connection with its original credit facility.

Note 11 - Income Taxes

Income taxes for the years ended December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008
Current income tax expense	$6,841	$5,084
Future income tax expense (recovery)	10,918	(9,421
Net income tax expense (recovery)	$17,759	$(4,337)

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the periods ended December 31, 2009 and 2008, are as follows:

	December 31,	December 31,
	2009	2008
Net income before income taxes	$98,638	$36,010
Statutory tax rate	29.79%	30.38%
Tax (expense)/recovery at statutory rate	29,384	10,940
Reconciling items:
Minimum tax credit	(4,284)	—
Resource depletion adjustment	(4,553)	—
Reversal of valuation allowance	(727)	(18,042)
Expenses not tax deductible	(642)	2,117
Differences in foreign statutory tax rates	309	1,353
Changes in current and future tax rates on timing differences	(2,890)	(980)
Foreign withholding tax	1,009	426
Other	153	(151)
Net income tax expense (recovery)	$17,759	$(4,337)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2009	2008
Future income tax asset
Interest in mineral properties	$19,305	$14,826
Total future income tax asset	$19,305	$14,826
Future income tax liabilities
Interests in mineral properties	$30,541	$9,421
Interests in oil and gas properties	58,427	56,957
Investments	5,286	6,337
Share issue and debt issue costs	(12,475)	(11,720)
Non-capital loss carry-forwards	(728)	(693)
Other	91	(162)
Valuation allowance	—	737
Net future income tax liabilities	$81,142	$60,877

The Company has Australian non-capital loss carry-forward of approximately $1,050 (2008 - $2,310) which can be carried forward indefinitely to reduce future years’ taxable income.

Note 12 - Shareholders’ Equity

a) Common Shares

On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2009 Units”) at C$32.20 per 2009 Unit (the “2009 Offering”). Each 2009 Unit consists of one common share and one half of one common share purchase warrants (the “2017 Warrant”). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters’ commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrant being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

On March 13, 2008, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2008 Units”) at C$23.25 per Unit (the “2008 Unit Offering”). Each 2008 Unit consists of one common share and one half of one common share purchase warrant (a “2012 Warrant”). Each whole 2012 Warrant entitles the holder to purchase one common share at a price of C$32.00 at any time before March 13, 2012. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2008 Units. The net proceeds to the Company were $260,062 (C$255,942) after deducting underwriters’ commission and offering expenses of $11,617 (C$11,433). The Company has allocated the net proceeds of the 2008 Unit Offering between the common shares and the 2012 Warrants based upon their relative fair values on the closing date of the 2008 Unit Offering, with the 2012 Warrant value being reflected in contributed surplus. The fair value of the 2012 Warrants was determined to be C$3.90 per whole 2012 Warrant using the Black-Scholes option pricing model, with an assumed risk free interest rate of 3.2%, expected dividend yield of 1.04%, expected life of the 2012 Warrant of four years and expected price volatility of the Company’s common shares of 35%.

During the year ended December 31, 2009, the Company declared and paid dividends representing C$0.28 per share (2008 - C$0.24 per share), or $28,232 (2008 - $21,780).

b) Stock-based Compensation

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan (the “Plan”), pursuant to which the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.

The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company.

The aggregate number of common shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 5% of the then issued and outstanding common shares. Within any one-year period, the number of options issued to any single participant shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2009, the Company issued to employees 55,000 stock options (2008 - 655,000) at exercise prices ranging between C$29.11 and C$29.84 (2008 - C$15.41 and C$20.55). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The Company uses the fair value method of accounting for stock-based compensation awards. The fair value of stock options granted during 2009 has been determined to be $659 (2008 - $2,899). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.83%	4.18%
Expected dividend yield	0.951%	1.47%
Expected price volatility of the Company’s common shares	64.98%	39.78%
Expected life of the option	4.0 years	4.0 years

and resulted in a weighted average fair value of C$13.98 per stock option (2008 - C$5.42 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

During the year ended December 31, 2009, an expense of $4,150 (2008 - $4,073) related to vested stock options has been included in the consolidated statement of operations and comprehensive income (loss). As at December 31, 2009, there is $5,097 (2008 - $7,702) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Company’s equity compensation plans, which is expected to be recognized over a weighted average period of 1.1 years (2008 - 2.3 years).

Options to purchase common shares of the Company have been granted in accordance with the Plan as follows:

		December 31,			December 31,
		2009			2008
		Weighted average			Weighted average
	Number	exercise price		Number	exercise price
Stock options outstanding, beginning of the year	2,885,000	C$	15.49	2,280,000	C$	15.20
Granted	55,000	C$	29.31	655,000	C$	16.46
Exercised	(323,499)	C$	15.34	—	—
Forfeited	—	—		(50,000)	C$	15.20
Stock options outstanding, end of the year	2,616,501	C$	15.78	2,885,000	C$	15.49
Exercisable stock options, end of the year	1,384,501	C$	15.33	743,333	C$	15.20

Options to purchase common shares outstanding at December 31, 2009, carry exercise prices and weighted average lives to maturity as follows:

		Options	Options	Weighted average
Exercise price		outstanding	exercisable	life (years)
C$	15.20	2,071,500	1,331,167	7.98
C$	15.41	35,000	11,667	8.90
C$	15.61	316,667	—	8.01
C$	18.91	75,000	25,000	8.64
C$	19.22	13,334	—	8.08
C$	20.55	50,000	16,667	8.41
C$	29.11	40,000	—	9.40
C$	29.84	15,000	—	9.42
		2,616,501	1,384,501	8.05

c) Share Purchase Warrants

Outstanding share purchase warrants, at December 31, 2009 and 2008, are as follows:

	December 31,	December 31,
	2009	2008
Warrants outstanding, beginning of the year	5,750,000	—
Issued (See Note 12(a))	5,750,000	5,750,000
Exercised	(1)	—
Warrants outstanding, end of the year	11,499,999	5,750,000

d) Deferred Share Unit Plan

Under the Company’s DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to June 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. For DSUs that have been awarded as compensation, the DSUs vest 33 1/3% on the first day after each of the first three anniversaries of the date of grant, subject to the discretion of the Board of Directors. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2009, 5,779 DSUs were credited to directors under the DSU Plan (2008 - 4,440 DSUs) in connection with the conversion of directors’ fees. No DSUs were awarded to directors as compensation. The value of the DSU liability as at December 31, 2009, was $274 (2008 - $77). The mark-to-market adjustment recorded for the year ended December 31, 2009, in respect of the DSU Plan, was $34 (2008 - $13).

e) Restricted Stock Units

During the year ended December 31, 2009, the Company launched a restricted stock unit plan (“RSU Plan”) whereby restricted share units (“RSUs”) may be granted to employees and officers of the Company. Each RSU is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest at the end of a three year period and may be settled in common shares or cash. Vesting of the RSUs is based on the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.

During the year ended December 31, 2009, 47,215 RSUs were awarded to officers of the Company. The Company has not recognized any expense for these RSUs as the performance criteria for vesting has not been met as at December 31, 2009.

f) Outstanding Purchase Share Warrants, Incentive Stock Options, Special Warrants and Restricted Stock Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options, special warrants and restricted stock units, at December 31, 2009 and 2008, respectively, were exercised:

	December 31,	December 31,
	2009	2008
Common shares outstanding	112,123,500	100,300,000
Stock options	2,616,501	2,885,000
Warrants	11,499,999	5,750,000
Special warrants	316,436	—
Restricted Stock Units	47,215	—
	126,603,651	108,935,000

Note 13 - Earnings per Share (“EPS”)

	For the year ended December 31, 2009
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Net income	80,879	106,683	$0.76
Effect of dilutive securities	—	1,116	(0.01)
Diluted EPS	80,879	107,799	$0.75

	For the year ended December 31, 2008
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Net loss	40,347	98,006	$0.41
Effect of dilutive securities	—	587	—
Diluted EPS	40,347	98,593	$0.41

Options to purchase 55,000 shares, warrants to purchase 11,499,999 common shares, 316,436 special warrants and 47,215 RSU’s were outstanding as at December 31, 2009, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2009 and due to the performance criteria for the vesting of the Special Warrants and RSU’s having not been met prior to December 31, 2009.

Options to purchase 70,000 shares and warrants to purchase 5,750,000 common shares were outstanding as at December 31, 2008, but were not included in the computation of diluted EPS due to the exercise prices of these options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2008.

Note 14 - Geographic Information

The following tables reflect geographic financial information:

	Year ended	Period ended
	December 31,	December 31,
	2009	2008
Revenue
United States	$86,653	$90,717
Mexico	73,412	—
Canada	37,000	58,691
Australia	2,663	1,633
Consolidated	$199,728	$151,041

Net income (loss)
United States	$17,602	$29,975
Mexico	52,324	—
Canada	9,362	12,570
Australia	1,591	(2,198)
Consolidated	$80,879	$40,347

For the year ended December 31, 2009, three mineral royalties totaling $115,358, comprised 57.8% of Total Revenue across all geographic segments. During the year ended December 31, 2008, three royalties totaling $71,719, comprised 32.9% from two mineral royalties and 14.6% from an oil and gas royalty, respectively, of Total Revenue across all geographic segments. Geographic revenues are segmented by the jurisdiction of the entity receiving the revenue.

	As at	As at
	December 31,	December 31,
	2009	2008
Interests in mineral properties, net
Canada	$130,641	$96,564
United States	645,365	681,054
Mexico	135,135	—
Australia	47,019	28,610
Consolidated	$958,160	$806,228

Total Assets
Canada	$1,109,396	$796,183
United States	710,543	678,157
Mexico	150,755	—
Australia	50,197	29,446
Consolidated	$2,020,891	$1,503,786

Interests in oil and gas properties of $390,540 (2008 - $361,645) and investments of $106,575 (2008 - $141,476) are held in Canada.

Note 15 - Commitments

Operating Leases

At December 31, 2009, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to December 31, 2010	$418
to December 31, 2011	367
to December 31, 2012	324
to December 31, 2013	272
to December 31, 2014 and thereafter	—

Credit Facility

Under the Amended Credit Facility the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of this facility. For the year ended December 31, 2009, standby fees of $500 (2008 - $517) were incurred and paid. (See Note 10 - Revolving Term Credit Facility).

Newmont Call Options

The Company wrote a European-style covered call option on all of its Exchangeable Shares. The options expired unexercised on January 15, 2010. (See Note 4 - Newmont Exchangeable Shares).

Note 16 - Subsequent Events

a) International Royalty Corporation

On December 18, 2009, the Company announced an offer to acquire any and all outstanding shares of International Royalty Corporation (“IRC”) for C$6.75 cash per share (the “Offer”). On January 19, 2010, the Company announced a variation and extension to the Offer. The Company extended the period during which shareholders of IRC may deposit their common shares under the Offer from 8:00pm (Toronto time) on January 19, 2010 to 8:00pm (Toronto time) on February 19, 2010. On February 16, 2010, the Company announced that it would allow the Offer to expire on February 19, 2010 as one of the conditions to the Offer could not be fulfilled as IRC had announced that it had received shareholder and optionholder approval of a plan of arrangement with Royal Gold, Inc.

The Company incurred expenses of $670 related to the Offer, which have been included in net income for the year ended December 31, 2009.

b) Acquisition of Moydow Mines International Ltd.

On January 22, 2010, the Company announced the completion of a plan of arrangement among the Company, one of its wholly-owned subsidiaries and Moydow pursuant to which the Company acquired all of the outstanding shares of Moydow. On November 20, 2009, the Company acquired an undivided 20% interest in Moydow’s 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika, for $13,000. The remaining 80% undivided interest in the Subika royalty was acquired pursuant to this plan of arrangement.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Common Share. Moydow options, upon their exercise, will be exerciseable into Common Shares on the same basis as the exchange of Moydow shares for Common Shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 Common Shares and reserved for issuance 94,470 Common Shares upon the exercise of Moydow options, which together were valued at approximately $49,000.